Exhibit 99.1

Suite 3120, Park Place
666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol - ARZ NYSE Amex - Ticker Symbol - AZK U.S. Registration: (File 001-31893) News Release Issue No. - 8 - 2009

MARCH 23, 2009
FOR IMMEDIATE RELEASE

AURIZON TO BE INCLUDED IN S&P/TSX COMPOSITE INDEX

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) announces that effective March 23, 2009, the company will be included on the S&P/TSX Composite Index.  Aurizon is currently on the S&P/TSX Global Gold Index.

“We are extremely pleased to be added to the S&P/TSX Composite Index, a primary indicator of market activity for Canadian equity markets,” said David Hall, Aurizon’s President and C.E.O., “We have built a strong foundation for future growth and value creation for our shareholders over recent years and inclusion in the Index validates our progress.”

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact:

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Ian S. Walton, Executive Vice President and C.F.O. Telephone: 604-687-6600 Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
Or
Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Henry Perron: hperron@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717